Exhibit 99.1

Optimi Health Completes First Export of Psilocybin to the United Kingdom for Phase 2 Clinical Trial

The shipment of naturally derived psilocybin, comprising both biomass and 5mg capsules, supports a planned Phase 2 clinical trial in the United Kingdom and was completed under export authorization from Health Canada and import authorization from the UK Home Office

VANCOUVER, British Columbia, June 10, 2026 – via IBN – Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) (the “Company” or “Optimi”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced the completion of its first export of naturally derived psilocybin to the United Kingdom in support of a planned Phase 2 clinical trial.

The shipment comprises psilocybin biomass and finished 5mg psilocybin capsules, supplied to support a planned Phase 2 clinical trial in the United Kingdom. The capsules use the same formulation currently prescribed to patients in Australia for treatment-resistant depression (TRD). Optimi intends to announce the trial partner and indication at a later date.

The exported product was manufactured at Optimi’s GMP facility in Princeton, British Columbia, Canada, and shipped under export authorization issued by Health Canada and import authorization from the UK Home Office. The export follows Optimi’s recently announced completion of a GMP production run of its 5mg psilocybin drug product, a portion of which was earmarked to support clinical research in Europe.

Optimi cultivated the biomass and produced the finished capsules in-house, extracting the active pharmaceutical ingredient (API) using its proprietary methods, all under its Health Canada Drug Establishment Licence (DEL). The ability to supply both biomass and finished drug product from a single licensed facility positions Optimi as a vertically integrated GMP supplier for regulated psychedelic research and medicine.

“This is our first shipment into the United Kingdom, and it is the same psilocybin we already supply to patients in Australia,” said Dane Stevens, CEO and Co-Founder of Optimi. “We can serve a commercial market and a clinical trial from the same GMP facility, on our own licence. That is a rare position, and one we have spent years building.”

Optimi supplies finished psilocybin and MDMA drug products to regulated markets internationally, in support of both patient access and clinical research. Inquiries regarding product for special access programs and clinical trial supply may be directed to sales@optimihealth.ca.

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada.

Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca or optimi.net.

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(262) 357-2918

OPTHF@mzgroup.us

www.mzgroup.us

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the planned clinical trial in the United Kingdom, the Company’s ability to supply finished psilocybin drug product and biomass as a vertically integrated supplier and the anticipated benefits and commercial opportunities of the Company’s psilocybin supply operations for regulated psychedelic research and medicine. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov or in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.

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